Date: June 4, 2019

Ronald Alper

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Re:

Pharmagreen Biotech Inc.

Amendment to Registration Statement on Form S-1

Filed May 10, 2019

File No. 333-230413

In response to your letter dated May 16, 2019, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Pharmagreen Biotech Inc. (the “Company”).  Amendment No. 2 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s May 16, 2019 letter in italicized text immediately before our response.

Form S-1/A filed May 10, 2019

General

1.

We note your response to comment 1 and we reissue it. The graphic is still illegible.

RESPONSE: We have inserted a new graphic.

Prospectus Cover Page, page 3

2.

We note your response to comment 2, and we reissue it. We note the box on the cover page of the registration statement that refers to securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 is still checked and that the approximate date of commencement of the offering is from time to time. We also note references elsewhere in the prospectus to selling securities from time to time and in the plan of distribution to delayed delivery contracts with institutional investors. It appears that the company is not eligible to offer the shares on a continuous or delayed basis under Rule 415(a)(1)(x) of Regulation C as you are not Form S-3 eligible. Please revise or advise.

RESPONSE: The box on the cover page has been revised and the commencement of the offering now refers to the effective date of the registration statement. We have revised all references to delayed delivery contracts with institutional buyers.

3.

We reissue prior comment 3. Please reconcile the fixed price on the cover page with the disclosure in the plan of distribution on page 32, which continues to state that the public offering price may be changed from time to time.

RESPONSE: We have revised our disclosure in the plan of distribution on page 32.

4.

We reissue prior comment 5. We continue to note references to prospectus supplement or pricing supplement in the use of proceeds, plan of distribution and other sections of the prospectus. Please revise such references to refer to a post effective amendment, consistent with the undertaking in Item 512(a)(1)(iii) of Regulation S-K or advise.

RESPONSE: We have revised our disclosure such that all sections of the Form S-1 refer to “Post Effective Amendment”.

Transactions with Related Persons, Promoters and Certain Control Persons, page 57

5.

We note your response to comment 11 indicating that the notes to related parties have no conversion rights. Please reconcile this disclosure with the disclosure on page 48 indicating that there were convertible notes issued to related parties. In addition, as previously requested, for the debt transactions discussed in this section, please provide the information required by Item 404(a)(5) of Regulation S-K, including the largest aggregate amount of principal outstanding during the period for which disclosure is provided and the amount of principal paid during the periods for which disclosure is provided. Such information should be provided for each individual debt rather than one total aggregate for the entire amount of debt as you have provided here.

RESPONSE: We note the reference to convertible notes on page 48. On page 48 we have provided a debt table with a note to the beneficial conversion. The parties referred to in the debt table are former related parties to the Company.

Financial Statements, page F-1

6.

The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

RESPONSE: We have updated the financial statements in accordance with your request.

Recent Sales of Unregistered Securities, page II-2

7.

We note your response to comment 13. Please name the persons or identify the class of persons to whom the securities were sold, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available. See Item 701(b) and (d) of Regulation S-K.

RESPONSE: We have revised our disclosure in accordance with your request.

Signatures, page II-5

8.

We note your response to comment 15. Please have the registration statement signed by the company's controller or principal accounting officer. See Instructions to Signatures of Form S-1.

RESPONSE: The registration statement is signed by the company’s principle accounting officer.

Sincerely,

/s/ Peter Wojcik

President